October 28, 2022

United States Securities and Exchange Commission

Attn: Mr. John Coleman

Division of Energy & Transportation

100 F Street N.E.

Washington, DC  20549-7010

VIA EDGAR

Dear Sirs:

 Re: Silver Elephant Mining Corp.

Form 20-F for Fiscal Year Ended December 31, 2021

Filed May 9, 2022

Comment Letter Dated October 18, 2022

File No. 000-55985

Silver Elephant Mining Corp. (the "Company") confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated October 18, 2022 (the "Comment Letter"), in respect of the above noted filing.  In accordance with the second paragraph of the Comment Letter, the Company respectively requests a ten business day extension in order to respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before November 16, 2022.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (778) 968-5034 or James Guttman, our outside legal counsel at (416) 367-7376.

Yours truly,

Silver Elephant Mining Corp.

/s/ Zula Kropivnitski

Chief Financial Officer